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Exhibit 12(a)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratios)	2004	2003	2002	2001	2000
Income from continuing operations before provision for income taxes and minority interest	$880	$1,131	$840	$367	$846
Less: Earnings from unconsolidated entities under the equity method of accounting	34	49	19	(139)	44
Add back fixed charges:
Interest on indebtedness	136	101	124	127	140
Interest credited on deposit-type insurance contracts	1	—	29	56	71
Portion of rents representative of interest factor	73	67	59	57	54

Income as adjusted	$1,056	$1,250	$1,033	$746	$1,067

Fixed charges:
Interest on indebtedness (1)	$136	$101	$124	$127	$140
Interest credited on deposit-type insurance contracts	1	—	29	56	71
Portion of rents representative of interest factor	73	67	59	57	54

Total fixed charges	$210	$168	$212	$240	$265

Ratio of earnings to fixed charges	5.0	7.4	4.9	3.1	4.0

(1)
As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($58 million for the year ended December 31, 2004) on these notes payable was reported as part of interest expense in the consolidated statements of income.

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  Exhibit 12(a)
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Fixed Charges